Exhibit 99.1

NEWS RELEASE

UROPLASTY, INC. REPORTS
FISCAL 2004 YEAR END RESULTS

Thursday, July 29, 2004

MINNEAPOLIS, MN — Uroplasty, Inc. (OTC: UPST — news) reports its worldwide financial results for the fourth quarter and the fiscal year ended March 31, 2004. For the quarter, the Company had worldwide net sales of $1,732,563, a 17% increase over the net sales for the same quarter in the prior year. Net sales for the fiscal year ended March 31, 2004 were $5,714,896, representing a $371,240 or 7% increase over the net sales in fiscal year 2003. The sales increase is the result of favorable fluctuations in foreign currency exchange rates between the U.S. dollar (the functional reporting currency) and the euro and the British pound (currencies of the Company’s subsidiaries). Excluding the fluctuations in foreign currency exchange rates, sales for the quarter increased by 1% and decreased approximately 8% for the fiscal year. Management believes this fiscal year decrease in sales is related to increased competition and healthcare reform in many European countries with procedures being limited or rationed through reimbursement systems designed to decrease overall costs to the various national healthcare systems. Management believes future sales will increase as the company implements new targeted marketing programs.

     General and Administrative Expense: General and administrative (G&A) expenses increased 70% from $1,214,300 during fiscal 2003 to $2,069,568 during fiscal 2004. Increased foreign retirement costs, consulting, legal, insurance and shareholder expenses, combined with general price increases and fluctuations in foreign currency exchange rates caused the increase in G&A expenses. The consulting fees and shareholder expenses relate to the consulting agreements with the Executive Advisory Group (EAG) to perform services for and on behalf of the Company, and the consulting agreement with CCRI Corporation to provide investor relations and development services. The two agreements accounted for $601,013 of the increased expense.

Research and Development Expense: Research and Development (R&D) expenses decreased $241,064, or 12%, from $2,061,754 during fiscal 2003 to $1,820,690 during fiscal 2004. The decrease in R&D expense resulted from a decrease in clinical costs primarily due to the completion of patient enrollment in the Company’s U.S. IDE clinical study in 2003.

Selling and Marketing Expenses: Selling and marketing (S&M) costs increased $577,612, or 51% from $1,136,863 during fiscal 2003 to $1,714,475 during fiscal 2004. The increase resulted from employee recruitment fees, staffing, dismissal payments, travel and costs relating to trade shows, conventions and congresses, marketing materials, general price increases and fluctuations in foreign currency exchange rates.

Net loss for fiscal year 2004 was $1,511,293 compared to a net income of $133,218 for fiscal 2003.

Uroplasty is a medical device company developing, manufacturing and marketing a family of injectable implant products used for soft-tissue augmentation for specific indications in the urology, urogynecology, colon and rectal, otolaryngology and plastic surgery markets. The Company’s products offer physicians and their patients a minimally invasive treatment option for urinary incontinence, vesicoureteral reflux, fecal incontinence, vocal cord rehabilitation and dermal augmentation. Uroplasty’s products are CE marked for these indications and sold in markets outside the United States. The Company is conducting a multi-center U.S. IDE clinical trial with its urethral bulking agent MACROPLASTIQUE® as a minimally invasive, office-

based procedure for treating female stress urinary incontinence.

Summary of Operations:

	Fiscal year ended		Fourth quarter ended
	3/31/04	3/31/03 (restated)	3/31/04	3/31/03 (restated)

Net sales	$5,714,896	5,343,656	1,732,563	1,480,940
Operating loss	(1,342,168)	(663,269)	(192,374)	(232,455)
Net income (loss)	(1,511,293)	133,218	(124,129)	(254,220)
Net income (loss) per common share:
Basic	$(0.33)	0.04	(0.03)	(0.06)
Diluted	$(0.33)	0.03	(0.03)	(0.06)
Weighted average common shares outstanding:
Basic	4,517,979	3,762,165	4,570,268	4,448,971
Diluted	4,517,979	3,847,555	4,570,268	4,448,971

Consolidated Balance Sheet Data
March 31, 2004 and 2003

	2004	2003 (restated)

Assets
Current assets	$4,517,054	4,988,843
Property, plant, and equipment, net	1,071,116	833,234
Intangible assets, net of accumulated Amortization	51,495	48,214
Non-current deferred tax assets	123,893	94,159

Total assets	$5,763,558	5,964,450

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$225,315	199,673
Accrued liabilities	577,519	381,653
Current maturities — long-term debt	42,301	37,502

Total current liabilities	845,135	618,828
Long-term debt — less current maturities	479,720	462,787
Accrued pension liability	334,470	241,208

Total liabilities	1,659,325	1,322,823
Shareholders’ equity	4,104,233	4,641,627

Total liabilities and shareholders’ equity	$5,763,558	5,964,450

***

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, including our internal projections of anticipated future operating results, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing of our products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, particularly since our principal product contains silicone; our reliance on a single product for most of our current sales; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of our current human clinical trial; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price.

Uroplasty, Inc. stock is usually traded on the OTC Bulletin Board system under the symbol “UPST.OB.” Because of our late filing of our annual report on Form 10-KSB for the fiscal year ended March 31, 2004, our stock is currently traded under the symbol “UPSTE.OB.” We expect this temporary symbol will terminate upon filing of our annual report.

FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Holman.

UROPLASTY, INC.
Daniel G. Holman, President / CEO
2718 Summer Street NE, Minneapolis, MN 55413-2820
Tel: 612-378-1180
Fax: 612-378-2027
E-mail: danielh@uroplasty.com